 EXHIBIT 99.1

Re: Debentures Holders’ Meetings

Ramat Gan, Israel – October 29, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Reznik Paz Nevo Trusts Ltd., serving as trustee (the “Trustee”) to the Company’s issued debentures in Israel (Series C and Series D) announced today general meetings of the Company’s debentures’ holders (the “Debentures’ Holders”) for purposes of receiving reports/reviews from the Company and for consultation. The Debentures Holders’ Meetings will take place on Wednesday, November 7, 2018, at 3:00 PM (Israel Time) at the Company's offices in Ramat Gan, Israel.

On the agenda of the Meetings:

1. Report and review by Company's Management regarding the current business condition/status, the progress of the sale of shares it holds in B Communications Ltd. and the actions taken to protect the rights of Debentures’ Holders.

2. Discussion of additional matters, to the extent raised by the Debenture’s Holders or the Trustee.

The record date for participation in the meetings is Wednesday, October 31, 2018.

This report on 6-K constitutes a short summary translation of the Report published in Israel. The Hebrew version was submitted to the relevant authorities pursuant to Israeli law, it is viewable on https://maya.tase.co.il and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.